ARTICLES OF AMENDMENT
                                  OF
                          ACCESS POWER, INC.


     Glenn Smith, certifies that he is the President and a Director ACCESS POWER, INC., a Florida corporation (hereinafter referred to as the "Corporation"); that the Board of Directors of the Corporation adopted the following amendments to the Articles of Incorporation on November 19, 1998 without the need for the approval of stockholders:

     The name of the corporation is ACCESS POWER, INC.

     Article III of the Articles of Incorporation of the Corporation, as previously amended, is further amended by changing paragraph 1 of the designation of the Corporation's Series A Convertible Preferred Stock to provide that the number of shares of authorized Preferred Stock designated as Series A Convertible Preferred Stock shall be increased from 1000 to 1,200 shares.

     In witness whereof, the undersigned President and Director of the Corporation has executed these articles of amendment on November 19, 1998.



                                    /s/ Glenn Smith
                                   Glenn Smith, Chairman